FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2002

Unibanco Holdings S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2002

UNIBANCO HOLDINGS S.A.

By: ______________________________
Israel Vainboim
Diretor Presidente

By: ______________________________
Mauro Agonilha
DIRETOR

UNIBANCO

FOR IMMEDIATE RELEASE

For more information, please contact:
Julia Reid, Fabiane Jampolsky or Denise Martins
Unibanco - União de Bancos Brasileiros S.A.
Av. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 813-6182 / 3813-4830
E-mail: investor.relations@unibanco.com.br

UNIBANCO ANNOUNCES SUBORDINATED DEBT ISSUANCE

(São Paulo, Brazil, April 23, 2002) - **Unibanco – União de Bancos Brasileiros S.A.** (**Unibanco**), acting through its Grand Cayman branch, issued yesterday US$200 million in Step-Up Subordinated Callable Notes (the "Notes") under Resolution 2837 of Brazil's National Monetary Council. Due to its subordinated debt characteristics the issue will be considered Tier 2 capital for regulatory purposes. Unibanco's capital adequacy ratio, based on Central Bank of Brazil calculations, rose by slightly more than 1%. This is Unibanco's first subordinated debt issue, and was created primarily as an alternative means to expand its capital base by establishing and identifying the price level this issue would be fully placed in the market.

The Notes have a ten-year term, pay interest semi-annually, and mature on October 30, 2012. Unibanco has the option to call the Notes, in whole but not in part on any interest payment date, commencing on April 30, 2007. **Deutsche Bank Securities** was the Lead Manager and Sole Book Runner, **Unibanco Securities Limited** was Co-Lead Manager, while **Banco do Espírito Santo** was Co-Manager.

The Notes were issued at a price of 100% and bear a coupon of 9.375% per annum until April 30, 2007, and thereafter 11.79% per annum, providing investors with a blended yield of 10.29% per annum up to the final maturity, equivalent to 510 basis points over US Treasury bonds with similar term. Unibanco paid 0.50% in administrative fees.

The distribution met with considerable demand from North American and European institutional investors, in addition to those retail and private banking investors from Europe and Latin America who normally take up Unibanco's shorter-term issues.

The Notes will have the benefit of a political risk protection contract for currency inconvertibility or non-transferability of funds (the "Political Risk Contract"), provided by **Deutsche Bank AG** for the benefit **of The Bank of New York**, as trustee (the "Trustee"), to provide payment of interest in the event of Unibanco's inability to convert Brazilian *reais* into U.S. dollars, transfer U.S. dollars outside Brazil or control funds deposited with the Trustee, due to certain actions by the Brazilian government. Payment under the Political Risk Contract is limited to an amount which corresponds to 18 months' interest on the Notes. As a result of the PRP benefit, Moody's classified the issue's risk as A3.

With R$55.6 billion in assets and R$6.1 billion in stockholders' equity, Unibanco closed 2001 with a record R$972 million in net income.

This announcement is for information purposes only and does not constitute an offer of the securities described therein.